EXHIBIT 1

MTNL/SECTT/SE/UNAA/2007
January 27, 2007

The Secretary, Stock Exchanges
Delhi/ Bombay/ Calcutta/Madras
National Stock Exchange/NYSE

Sub:  Interim Dividend for the Financial Year 2006-07.

Dear Sir,

Further to our letter dt. 20.1.2007 on the above subject, we write to inform you that the Board of Directors in its meeting held on 27.01.07 have approved the payment of Interim Dividend for the F.Y. 2006-07 @ 30% (i.e. Rs 3 per share) on the paid up capital of Rs.630 crores.

The record date for the same has been fixed for 20.2.2007. Notice of record date is being published in the newspapers separately.

        Thanking you,

Yours faithfully,

(S. R. SAYAL)
COMPANY SECRETARY

Encl:  as above.